Exhibit 4.10

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

Sangoma Technologies Corporation (the “Company”)
100 Renfrew Drive, Suite 100
Markham, Ontario
L3R 9R6

2.	Date of Material Change

November 2, 2021.

3.	News Release

November 3, 2021, a news release was disseminated through GlobeNewswire and subsequently filed on the SEDAR.

4.	Summary of Material Change

On November 2, 2021, the Company consolidated its issued and outstanding common shares (“Common Shares”) on the basis of one (1) post-consolidation Common Share for every seven (7) pre-consolidation Common Shares.

5.	Full Description of Material Change

As previously authorized by the Company’s shareholders, the Company implemented a consolidation (reverse stock split) of its outstanding Common Shares on the basis of one (1) new Common Share for every seven (7) outstanding Common Shares (the “Consolidation Ratio”).

The Consolidation Ratio was determined by the Company’s board of directors in accordance with the parameters authorized by the Company’s shareholders at the Company’s special meeting of shareholders held on September 23, 2021. The consolidation took effect on November 2, 2021 and the Common Shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis beginning at the open of markets on November 8, 2021.

Immediately prior to the consolidation, there were 133,151,508 Common Shares issued and outstanding, and there were 19,021,614 Common Shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. Assuming the issuance of the Common Shares (on a post-consolidation basis) comprising the Deferred Consideration and the Indemnification Holdback Amount in accordance with the stock purchase agreement entered into in connection with the Company’s acquisition of StarBlue Inc. it is expected that there will be 31,717,214 Common Shares issued and outstanding, subject to rounding for any fractional shares.

No fractional Common Shares were issued as a result of the share consolidation and, in the case of a fractional interest, the number of post-consolidation Common Shares to be received by a shareholder was rounded down to the nearest whole number of Common Shares that such holder would otherwise be entitled to receive upon the implementation of the share consolidation. By way of example, if a shareholder held 100 pre-consolidation Common Shares, the shareholder will hold 14 Common Shares on a post-consolidation basis.

Registered shareholders holding share certificates were mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation Common Shares for replacement certificates or a direct registration advice representing their post-consolidation Common Shares. Until surrendered for exchange, following the effective date of the consolidation, which was November 2, 2021, each share certificate formerly representing pre-consolidation Common Shares will be deemed to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the consolidation.

Holders of shares of the Company who hold uncertificated Common Shares (that is Common Shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation Common Shares for post-consolidation Common Shares.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

David Moore

Chief Financial Officer

Tel: (905) 474-1990, extension 4107

9.	Date of Report

November 8, 2021.